United States securities and exchange commission logo





                          March 29, 2024

       Lara Sullivan, M.D.
       Chief Executive Officer
       Pyxis Oncology, Inc.
       321 Harrison Avenue
       Boston, MA 02118

                                                        Re: Pyxis Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 27,
2024
                                                            File No. 333-278282

       Dear Lara Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asher Rubin, Esq.